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THOMAS FRIEDMANN

thomas.friedmann@dechert.com

+1 617 728 7120  Direct

+1 617 275 8389  Fax

June 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ray Be and Anthony Burak

Re:	Horizon Technology Finance Corporation Registration Statement on Form N-2 File Number: 333-278396

Ladies and Gentlemen:

Horizon Technology Finance Corporation, a Delaware corporation (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) pre-effective amendment no. 1 (“Amendment No. 1”) to its registration statement on Form N-2 (File No. 333-278396) (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission on May 2, 2024 telephone conversations between Anthony Burak and Ray Be, respectively, of the Staff and Thomas J. Friedmann and Thomas J. Cheeseman of Dechert LLP, outside counsel to the Company, relating to the Registration Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 1, as filed and marked to show changes from the initial filing of the Registration Statement, which includes the necessary conforming changes in response to the Staff’s comments.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Legal Comments—Registration Statement

Determination of Net Asset Value

1.

We note the increase in PIK income, the increase in unrealized depreciation, and increase in assets that have a credit quality rating of 2 and 1 for the year ended December 31, 2023. In the narrative discussion included in the Form 10-K, there is disclosure regarding the increase in net losses that was driven by the settlement of four debt investments. Specifically, you note that “[s]uch net realized losses were primarily the result of portfolio companies ceasing operations due to their inability to raise additional capital and the sale of their assets for less than the cost of their debt investments.” You do not, however, provide similar level of detail in explaining the increase in PIK income, the increase in unrealized depreciation, and increase in assets that have a credit quality rating of 2 and 1 for the year ended December 31, 2023.

Item 303 of Regulation S-K requires that a company’s disclosure focus on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition, including known trends that may affect the company’s financial condition. Going forward, please consider providing enhanced disclosure—both in the overview and results—that explains and contextualizes results given current market conditions. It is unclear, for example, how higher interest rates have impacted portfolio investments from a credit perspective and/or how dependent your investment thesis is on portfolio companies re-financing their borrowing, which they may be unable to do in current market conditions.

Please supplementally provide model disclosure to be included in future filings.

Response: We acknowledge the Staff’s comment and have supplementally provided model disclosure to be included, which will be modified as market conditions and portfolio results change.

Accounting Comments—Registration Statement

General Comment

2.

Pursuant to Instruction 10 of Item 24 of Form N-2, which incorporates instructions 4.b and 4.h, if a company has filed its registration pursuant to General Instruction A.2 of Form N-2, its Annual Report on Form 10-K must include (1) a Senior Securities table including the information required by Item 4.3 of Form N-2, (2) a Fee and Expense Table, including the information required by Item 3.1 of Form N-2, (3) the Share Price Data including the information required by Item 8.5 of Form N-2, (4) disclosure regarding unresolved comments and (5) financial highlights required by Item 4.1 of Form N-2 for the five most recent fiscal years, with at least the most recent year audited. Please confirm you will include this information in future Form 10-Ks.

Response: The Company acknowledges the Staff’s comment and hereby undertakes to include all required information in all Annual Reports on Form 10-K going forward.

3.

Pursuant to Instruction 3 of Item 4 of Form N-2, the Financial Highlight and Ratios/Supplemental Data must be provided for the previous ten fiscal years, not the previous five fiscal years, as required under Form 10-K. Going forward, please either include all ten years in the Form 10-K, or, alternatively, the Form N-2 can cross reference previous Form 10-Ks to satisfy the information requirements.

Response: The Company acknowledges the comment and has revised the section.

4.

Please confirm that the portfolio turnover ratio is being computed consistent with Instruction 17 to Item 4. It is unclear whether the disclosure included in the footnote, which states that the portfolio turnover ratio is calculated by dividing the lesser of purchases or the sum of (1) principal prepayments and (2) maturities by the monthly average debt investment balance,” oversimplifies the calculation. Instruction 17 requires the disclosure of “the lesser of purchases or sales of portfolio securities for the fiscal year.” Please confirm the calculation is based on actual sales, not just prepayments and maturities. Additionally, please confirm all long-term holdings are included in the calculation, including common stock and warrants.

Response: The Company acknowledges the comment and confirms the calculation is correct. Further, the Company undertakes to revise the explanatory footnote to provide the following: “Calculated by dividing (A) the lesser of purchases or sales of portfolio securities for the fiscal year by (B) the monthly average of the value of portfolio securities owned by the Company during the fiscal year, with certain securities excluded from the numerator and denominator pursuant to applicable federal securities laws.”

5.	Under Item 25, you list that the consolidated financial statements as of December 31, 2023 and December 31, 2012. Please confirm you mean as of December 31, 2023, and December 31, 2022.

Response: The Company acknowledges the comment and has revised the section.

Accounting Comments—Annual Report

6.

In the Consolidated Statement of Assets and Liabilities, we note that there are rows for cash, investments in money market funds, and restricted investments in money market funds, but there are no corresponding entries in the schedule of investments. If these entries are solely cash, please supplementally confirm. If these entries include investments held in money market funds or other short-term holdings of investment securities, please confirm they will be included on future schedules of investments.

Response: We confirm that we will include such entries on schedules of investments going forward.

*           *           *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Daniel R. Trolio, Horizon Technology Finance Corporation John C. Bombara, Horizon Technology Finance Corporation Thomas J. Cheeseman, Dechert LLP

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